Mail Stop 4561

September 23, 2008

Mr. Bruce Nelson
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

Re: ARC Corporate Realty Trust, Inc.
Form 10-K for the year ended December 31, 2007
File No. 0-50727

Dear Mr. Nelson:

We note your response dated September 4, 2008 to our letter dated July 22, 2008, where you explain why you should not perform an assessment of internal controls over financial reporting at December 31, 2007 and amend your Form 10-K for the year then ended to report on your management's assessment of internal control over financial reporting as required by Item 308(T) of Regulation S-K. However, we note that your Form 15-12G was filed after you filed your Form 10-K. As such, management remains responsible for having filed a materially deficient and untimely report under the Exchange Act of 1934, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Therefore, we ask that you complete your evaluation and amend your filing within 10 calendar days to provide the required management's report on internal control over financial reporting.

In addition, in light of the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and the guidance provided in Compliance and Disclosure Interpretation 115.02 indicating that failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively,

please amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year, and disclose why.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding these comments.

Sincerely,

Kevin Woody
Branch Chief